                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               (AMENDMENT NO. 2)

                     Gemstar-TV Guide International, Inc.
                (formerly Gemstar International Group Limited)
          ----------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $ .01 Per Share
          ----------------------------------------------------------
                        (Title of Class of Securities)


                                  36866W 10 6
          ----------------------------------------------------------
                                (CUSIP Number)


                             Stephen A. Weiswasser
                    135 North Los Robles Avenue, Suite 800
                          Pasadena, California  91101
                                (626) 792-5700
          ----------------------------------------------------------
                    (Name, Address and telephone Number of
            Person Authorized to Receive Notices and Communication)


                                 July 12, 2000
          ----------------------------------------------------------
            (Date of Event Which Requires filing of This Statement)

                                  ___________

   If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


_____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act
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-------------------------                                ---------------------
CUSIP NO. 36866W 10 6                  13D                 Page 2 of 6 Pages
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      HENRY C. YUEN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                33,375,556/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 33,375,556/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      33,375,556/1/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       7.7% /2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------


______________________
/1/ Reporting person owns 33,375,556 shares of Common Stock, par value $.01 per share, of which 21,195,596 represent options that are currently exercisable or are exercisable within sixty (60) days of July 19, 2000.

/2/ This Amendment is being filed pursuant to Section 13(b)-2 to report a change in the aggregate percentage ownership interest held by the Reporting Person.

ITEM 1.   SECURITY AND ISSUER:

     (a)  TITLE OF THE CLASS OF EQUITY SECURITIES:

          Common Stock, Par Value $ .01 Per Share

     (b)  NAME OF ISSUER:

          Gemstar-TV Guide International, Inc.
          (formerly Gemstar International Group Limited)

     (c)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          135 North Los Robles Avenue, Suite 800
          Pasadena, California 91101

ITEM 2.   IDENTITY AND BACKGROUND:

     (a)  NAME OF PERSON FILING:

          Henry C. Yuen

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          135 North Los Robles Avenue, Suite 800
          Pasadena, California 91101

     (c)  PRINCIPAL OCCUPATION OR EMPLOYMENT:

          Chairman of the Board and member of the Board of Directors, Chief Executive Officer of the Issuer

     (d)  CRIMINAL PROCEEDINGS:

          N/A

     (e)  CIVIL PROCEEDINGS:

          N/A

     (f)  CITIZENSHIP:

          United States

ITEM 3.   SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          N/A

ITEM 4.   PURPOSE OF TRANSACTION:

          Upon consummation of the Merger, as defined below, and the resulting exchange of stock and assumption of options, the Reporting Person's aggregate percentage ownership interest of Issuer's Ordinary Shares was reduced from 14.78% to 7.7%.

          On October 4, 1999, Issuer and TV Guide , Inc. ("TVG"), entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") whereby TVG and G Acquisition Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of Issuer ("G Acquisition"), would merge with and into TVG with TVG as the surviving corporation (the "Merger").

          Immediately subsequent to and in connection with the Merger, Issuer changed its name from "Gemstar International Group Limited" to "Gemstar-TV Guide International, Inc." by filing a Certificate of Ownership and Merger with the Delaware Secretary of State whereby G Name Change Subsidiary Corporation, a Delaware corporation and wholly owned subsidiary of Issuer, merged with and into Issuer, with Issuer as the surviving corporation.

          The Merger Agreement provided for, among other things, the conversion of each share of common stock of TVG outstanding immediately prior to the effective time of the Merger into .6573 shares of Common Stock of the Issuer. In addition, Issuer assumed all outstanding options to purchase TVG common stock under TVG option plans.

          In connection with the Merger Agreement, the Reporting Person entered into a Stockholders Agreement by and among the Issuer and certain stockholders of TVG which became effective at the effective time of the Merger. Such Stockholders Agreement contains, among other things, certain arrangements with respect to the composition of the Board of Directors and management of Issuer.

          Other than as described above and as contemplated by the Merger Agreement and the Stockholders Agreement, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such).

ITEM 5.  INTEREST IN SECURITIES OF ISSUER:

     (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

          The Reporting Person beneficially owns 33,375,556 or [7.7%] of Common Stock of the Issuer, of which 21,195,596 represent options that are currently exercisable or are exercisable within sixty (60) days of July 19, 2000.

     (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    Sole power to vote or to direct the vote:  33,375,556/3/

          (ii)   Shared power to vote or to direct the vote:  None/4/

          (iii)  Sole power to dispose or to direct the disposition of:
                 33,375,556/3/

          (iv)   Shared power to dispose or to direct the disposition of:
                 None/4/

     (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

          N/A

     (d) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS

          N/A

     (E) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PER CENT OF THE CLASS OF SECURITIES:

          N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          In connection with the Merger Agreement, the Reporting Person entered into a Stockholders Agreement by and among the Issuer and certain stockholders of TVG which became effective at the effective time of the Merger. Such Stockholders Agreement contains, among other things, certain arrangements with respect to the composition of the Board of Directors and management of Issuer.


_____________________
/3/ Reporting person owns 33,375,556 shares of Common Stock, par value $.01 per share, of which 21,195,596 represent options that are currently exercisable or are exercisable within sixty (60) days of July 19, 2000.

/4/ See Item 4 and Item 6 regarding the Stockholders Agreement.

ITEM 7.   EXHIBITS:

          Exhibit 7(a)   Stockholders Agreement (incorporated by reference to
                         Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000: (Commission file number 0-26878).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                  August 2, 2000


                                                       /s/ Henry C. Yuen
                                                  ----------------------------
                                                       Henry C. Yuen